UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
      	December 20, 2007

Peter C. Nelson
President and CEO
California Water Service Group
1720 North First Street
San Jose, California  95112

Re:		California Water Service Group
	Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 14, 2007
Forms 10-Q for the Quarters Ended March 31, 2007, June 30, 2007 and
September 30, 2007
 	Definitive Schedule 14A
	Filed March 14, 2007
	File No. 1-13883

Dear Mr. Nelson:

      As a supplement to our letter dated December 19, 2007, we have the following additional comment on the Form 10-K for the fiscal year ended December 31, 2006.

Form 10-K for Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page 52
1. Reference is made to your disclosure on page 19 that your subsidiaries are required to maintain a capital structure determined to be reasonable by the relevant commissions. To the extent applicable, please describe the nature of any restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances, and disclose separately the amounts of restricted net assets for these subsidiaries as of the end of fiscal 2006. Refer to Rule 4-08(e)(3) of Regulation S-X and tell us your consideration as to whether Schedule I is required pursuant to Rules 5-04 and 12-04 of Regulation S-X.


      As appropriate, please amend your filings and respond to our comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sarah Goldberg at (202) 551-3340 or in her absence William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.
Questions on other disclosure issues may be directed to James
Lopez,
Senior Staff Attorney, at (202) 551-3536, or me at (202) 551-3720.


      Sincerely,



								H. Christopher Owings
      Assistant Director

cc:	Lynne McGee
	Fax: (408) 367-8430
Peter C. Nelson
California Water Service Group
December 20, 2007
Page 1